"Exemption No. 82-1357"

We invite our shareholders ...

Continental

ISIN: DE 0005439004 and ISIN DE000A0D66H0

(Security identification numbers)

WKN: 543 900 and WKN A0D 66H

The invitation has been published in the electronic version of The Federal Bulletin (Bundesanzeiger) of March 13, 2006.

... to the Annual Shareholders' Meeting in the Kuppelsaal of the Hanover Congress Centrum, Theodor-Heuss-Platz 1-3, 30175 Hanover, at 10 a.m. on May 5th, 2006.

Agenda

1. Presentation of the adopted annual financial statements of Continental Aktiengesellschaft and the consolidated financial statements approved by the Supervisory Board, each as of December 31st, 2005, the Management Report for Continental Aktiengesellschaft and the Management Report for the Continental Corporation as well as the Report of the Supervisory Board for fiscal 2005

2. Allocation of net income

The Executive Board and the Supervisory Board propose that net income available from fiscal 2005, in the amount of €146,360,820.74, be allocated as follows:

Payment of dividends of € 1.00 For each common share entitled to dividends	€ 145,864,709.00
Carried forward	€ 496,111.74
Net income	€ 146,360,820.74

3. Ratification of the Executive Board's actions for fiscal 2005

The Executive Board and the Supervisory Board propose that the actions of the Executive Board during fiscal 2005 be ratified.

4. Ratification of the Supervisory Board's actions for fiscal 2005

The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board during fiscal 2005 be ratified.

5. Appointment of auditors for fiscal 2006

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be appointed as auditors for fiscal 2006.

6. Authorization to acquire and to dispose of treasury stock

The authorization to acquire treasury stock issued to the Executive Board by the Annual Shareholders' Meeting on May 12th, 2005, will expire at the end of the day on November 11th, 2006, and hence before the 2007 Annual Shareholders' Meeting. The authorization should, therefore, be renewed and the amount adjusted to the current capital stock level.

The Executive Board and the Supervisory Board propose the following resolution:

a) The Company shall be authorized to acquire Company shares with a theoretical par value share of capital stock of up to €37,341,363.20 in the aggregate via the stock exchange or on the basis of a public tender offer to shareholders. The purchase price per share paid by the Company, excluding ancillary purchase costs, may not

aa) exceed or fall short of the XETRA closing price on the last trading day prior to acquisition by more than 10%, if acquired via the stock exchange;

bb) exceed or fall short of the average closing price of the Company's share of the same class in Xetra trading (or a comparable successor system) on the last five trading days prior to publication of the offer by more than 20%, if the acquisition occurs via a public tender offer.

b) Such acquisition authorization expires on November 4th, 2007. It can also be exercised in partial amounts.

c) The Company is authorized, with the consent of the Supervisory Board, also to dispose of the treasury shares acquired on the basis of the aforementioned or an earlier authorization by the Annual Shareholders' Meeting in ways other than by sale via the stock exchange or on the basis of a public tender offer to the shareholders for all lawful purposes and in particular as follows:

aa) for sale to third parties against cash payment and/or as consideration within the framework of corporate mergers or in conjunction with the acquisition of companies or holdings therein by the Company or any of its affiliated companies;

bb) for admission of the shares for official quoting on foreign stock exchanges on which they were not previously listed for trading;

cc) to fulfill subscription rights arising from the 1999 stock option plan resolved by the 1999 Annual Shareholders' Meeting and the 2004 stock option plan resolved by the 2004 Annual Shareholders' Meeting. The Company's Supervisory Board will determine the extent to which trea-

sury stock is to be transferred to members of the Company's Executive Board;

dd) to fulfill conversion or warrant rights arising from convertible or warrant-linked bonds issued by the Company or one of the Group's companies or to fulfill conversion obligations arising from a convertible bond issued by the Company or one of the Group's companies.

d) The authorization to sell the treasury shares for cash payment according to paragraph c) subparagraph aa) and to have them listed on the stock exchange according to paragraph c) subparagraph bb) is limited to shares with a theoretical par value share in capital stock of up to € 37,341,363.20, or up to 10% of the capital stock available at the time of the sale, if this amount is lower. Applied against this amount will be the aggregate theoretical par value share in capital stock of shares which in future

aa) will be issued in conjunction with the utilization of authorized capital, whereby the statutory subscription right is excluded as per section 186, paragraph 3, clause 4, of the German Stock Corporation Act;

bb) can be subscribed to on the basis of rights from warrant-linked bonds and/or convertible bonds issued subsequent to this authorization becoming effective and to the extent that the statutory subscription rights of shareholders are excluded as per section 186, paragraph 3, clause 4, of the German Stock Corporation Act in conjunction with the issue of such bonds.

e) The price for each share in the case of a non-stock-market sale to third parties against cash payment as per paragraph c) subparagraph aa) or introduction on the stock exchange as per paragraph c) subparagraph bb) may not be less than 5% below the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system) on the last five trading days before stipulation of the obligation to sell the shares or the day the shares are introduced on the stock market, respectively.

f) Shareholders' rights to subscribe to the Company's treasury stock are excluded insofar as the shares are sold in accordance with the authorizations granted in paragraph c).

g) The Company is authorized to redeem, with the consent of the Supervisory Board, treasury shares acquired on the basis of this authorization or an earlier authorization granted by the Annual Shareholders' Meeting without further resolution of the Annual Shareholders' Meeting being required for redemption or for execution of the same.

h) The authorizations included in paragraphs c) and g) can be used respectively as a whole or in part, individually or jointly. They expire when and insofar as the treasury shares acquired on the basis of the authorization proposed under paragraph a) have, by exercise of the authorization granted under paragraphs c) or g), been used or been sold via the stock exchange or on the basis of a public tender offer to the shareholders.

i) The authorization to acquire treasury stock granted to the Company by the Annual Shareholders' Meeting of May 12th, 2005, pursuant to item 6, paragraph a) of the agenda until November 11th, 2006, is rescinded and replaced by the present authorization to acquire treasury stock when the latter authorization becomes effective.

7. Subsequent Supervisory Board election

The Supervisory Board member, Dr. Ulrich Weiss, elected by the Annual Shareholders' Meeting, has resigned his duties effective September 30th, 2005. As per October 14th, 2005, the district court of Hanover appointed Mr. Christian Streiff as Supervisory Board member as proposed by the Company's Executive Board. Mr. Streiff is now proposed to be elected by the Annual Shareholders' Meeting for the remaining term of the Supervisory Board.

The Supervisory Board therefore proposes

a) to appoint Mr. Christian Streiff, Neuilly-sur-Seine, France,

as shareholder representative to the Supervisory Board for the remaining term of the Supervisory Board, i.e. until the end of the Annual Shareholders' Meeting that decides on the adoption of the Company's Financial Statements for fiscal year 2008.

Mr. Christian Streiff is a member of the following Supervisory Boards or comparable domestic or foreign corporate supervisory committees:

- Member of the Supervisory Board of Thyssen-Krupp AG
- Member of the Consiglio d'Amministrazione of Prysmian SpA, Milan

b) to appoint the following gentlemen as substitute members for Mr. Streiff. They are to take his place in the sequence of their appearance below in the event that Mr. Streiff ceases to be a Board member before expiration of the term for which he is elected and will again assume their role as substitute members at such time that the Annual Shareholders' Meeting elects a replacement:

Walter Flecken, Braunschweig,
Member of the Management Board, Region North of the Deutsche Bank AG

Dirk Dreiskämper, Burgwedel,
Member of the Management Board of Commerzbank AG, Amsterdam branch

The gentlemen proposed for appointment as substitute members have already been elected substitute members for the remaining Supervisory Board members. They are no member in any other Supervisory Boards mandated by law or comparable domestic or foreign corporate supervisory committees.

According to section 10 (1) of the statutes, sections 96, paragraph 1, 101, paragraph 1 of the German Stock Corporation Act in conjunction with section 7, paragraph 2, clause 1, no. 3 of the German Codetermination Act of 1976, the Supervisory Board consists of ten representatives

each of the shareholders and the employees. Section 1 of the One-third Participation Act does not apply. In electing the shareholder representatives, the Annual Shareholders' Meeting is not bound by the nominations.

8. Rescission of authorized capital and creation of newly authorized capital

Authorized capital in the amount of €166 million (section 4 paragraph 5 of the articles) resolved by the Annual Shareholder's Meeting of 2001 is completely unutilized and will expire on May 22nd, 2006. The authorized capital in section 4 paragraph 7 of the articles authorizing for issue of employee shares has been partially used. The unutilized portion will not be required for the remaining term, since no further employee shares are to be issued. Therefore, the aforementioned authorized capital should be rescinded and one newly authorized capital be created.

The Executive Board and the Supervisory Board propose the following resolution:

a) Existing authorizations of the Executive Board to increase capital according to section 4, paragraph 5, (authorized capital 2001) and section 4, paragraph 7, (authorized capital 2002) of the articles will be rescinded.

b) A new section 4, paragraph 3, of the will be inserted in the articles to create authorized capital as follows:

„(3) The Executive Board is authorized to increase the Company's capital stock by up to €186,700,000.00 by a single or multiple issue of new shares of the Company prior to May 4th, 2011, against cash and/or non-cash contributions (authorized capital 2006), with the consent of the Supervisory Board. The shareholders will be granted subscription rights in this respect. The Executive Board is, however, authorized, to exclude the shareholders' subscription rights in a single instance or multiple instances with the consent of the Supervisory Board,

a) in the event it is necessary to exclude any fractional amounts from the shareholders' subscription rights,

b) in the event it is required that holders of warrant or conversion rights or obligations arising from convertible bonds or warrant-linked bonds be granted subscription rights to new shares to the extent such rights would accrue to them had they already exercised such warrant or conversion rights or fulfilled their conversion obligations,

c) up to a theoretical nominal amount totaling €37,341,363.20 or 10% of capital stock existing at the moment the authorization is exercised for the first time, should this amount be lower, provided that the issue price of the new shares does not fall significantly short of the stock exchange price of those shares of the same class already quoted on the exchange at the time that the issue price is definitively esta-

blished; from this total theoretical nominal amount the theoretical nominal amount of capital stock applicable to newly issued shares or previously acquired treasury stock which has been issued or sold since May 5th, 2006, under subscription right exclusion pursuant or according to section 186, paragraph 3, clause 4 of the German Stock Corporation Act, should be deducted, as well as the aggregate theoretical amount of capital stock to which warrant or conversion rights or obligations in connection with bonds relate, that have been issued since May 5th, 2006, in application of section 186, paragraph 3, clause 4 of the German Stock Corporation Act,

d) in the event that new shares are issued against non-cash contributions in the context of the acquisition of a company or parts thereof or holdings in companies.

With the consent of the Supervisory Board, the Executive Board is authorized to determine further details of the capital increase and the terms and conditions of the share issue. The Supervisory Board is authorized to adapt the version of section 4 of the articles after the capital stock increase has been executed in part or in whole according the respective utilization of authorized capital and after the authorization period has elapsed."

9. Partial rescission of and grant of new authorization to issue warrant-linked bonds and convertible bonds, elimination and rescission of existing conditional capital and creation of new conditional capital

Conditional capital under section 4, paragraph 2, and section 4, paragraph 3, of the articles has become obsolete. The period in which the exchange and conversion rights – for which the capital was created – can be exercised has elapsed. Exchange and conversion rights have either been exercised or have expired. This conditional capital can therefore be eliminated.

The Annual Shareholders' Meeting of May 23rd, 2001, authorized the Executive Board to issue convertible bonds and warrant-linked bonds in the amount of up to €1.5 billion and created conditional capital of up to €140 million in section 4, paragraph 6, of the existing articles. The authorization expires on May 22nd, 2006, and has been utilized only in part. A new five-year authorization should be resolved and new conditional capital created correspondingly, while rescinding the unutilized portion.

The Executive Board and the Supervisory Board thus propose that the following be resolved:

a) Modification of articles

Section 4, paragraph 2, and section 4, paragraph 3, of the current articles shall be eliminated and not replaced. The current section 4, paragraph 4, shall become section 4, paragraph 2, of the articles.

b) Partial rescission of authorization

The authorization granted to the Executive Board by the Annual Shareholders' Meeting on May 23rd, 2001, to issue warrant-linked bonds or convertible bonds in single or multiple instances to a total nominal value of up to €1,500,000,000.00 is reduced by the amount of €1,100,000,000.00

c) Reduction of conditional capital and modification of articles

Conditional capital according to section 4, paragraph 6, clause 1, of the statutes is reduced from €140,000,000.00 to €31,900,000.00. The figure 140,000,000 will be replaced by the figure 31,900,000 in section 4, paragraph 6, clause 1, of the articles. The sentence in the modified version reads:

"Capital stock is conditionally increased by up to €31,900,000.00."

Section 4, paragraph 6, becomes section 4, paragraph 4, in a version of the articles that is otherwise unchanged.

d) Granting new authorization

The Executive Board is authorized to issue warrant-linked bonds and/or convertible bonds (referred to also as: „bonds") in single or multiple instances up to May 4th, 2011, to a total nominal amount of up to €6,000,000,000 with a term of up to 20 years and to grant the holders of warrant-linked bonds warrant rights or the holders of convertible bonds conversion rights or conversion obligations to Company shares representing an aggregate amount of capital stock of up

to €149,000,000.00, such warrant rights, conversion rights and conversion obligation being subject to the terms and conditions of the bonds.

aa) Currency, issuing company

Bonds may be issued in Euro, as well as in the legal currency of another OECD country, provided the corresponding Euro equivalent limits are adhered to. In the case of issue in another currency, the reference exchange rate of the European Central Bank on the day the issue was resolved is used for calculating the equivalent. Bonds may also be issued by direct or indirect majority-owned subsidiaries of the Continental Aktiengesellschaft; in this case the Executive Board is authorized to assume guarantees for obligations under warrant-linked bonds or convertible bonds in the name of Continental Aktiengesellschaft and to grant their holders warrant or conversion rights to shares in Continental Aktiengesellschaft or to stipulate obligations to convert into such shares.

bb) Subscription rights

Bonds should be transferred to a bank consortium with the obligation to offer them for subscription by shareholders. The Executive Board is, however, authorized to exclude the shareholders' subscription rights with the consent of the Supervisory Board, provided the bond issue price does not fall significantly short of the theoretical market value as calculated according to accepted financial methods. The Company will obtain the opinion of an experienced investment bank or an auditing company in order to determine this theoretical market value.

Authorization to exclude subscription rights, however, applies in accordance with section 186, paragraph 3, clause 4, of the German Stock Corporations Act only to the extent that such bonds grant warrant or conversion rights to the Company's shares or establish a conversion obligation into Company shares, which represent a share in the capital stock of the Company not exceeding €37,341,363.20 in total, or 10% of the Company's existing capital stock at the time of the bond issue, if this amount is lower. The aggregate amount of capital stock represented by shares which may be issued in future in utilizing authorized capital or which may be subscribed based on warrant or conversion rights or conversion obligations granted or established in the future shall be applied against this maximum amount allowed for subscription rights exclusion, provided that in using the authorized capital or issuing the warrant-linked bonds and/or convertible bonds the shareholders' subscription rights are excluded pursuant to and in accordance with section 186, paragraph 3,clause 4 of the German Stock Corporation Act. Furthermore, the amount of capital stock represented by treasury stock which the Company has acquired based on an authorization according to section 71, paragraph 1, no. 8 of the German Stock Corporation Act and sold to third parties for cash without granting subscription rights to shareholders shall also be applied against the maximum amount, unless such sale has taken place via the stock exchange, a public tender offer to shareholders or to fulfill subscription rights under the stock option plan of 1999 or the stock option plan of 2004. Moreover, the Executive Board is authorized, with the consent

of the Supervisory Board, to exclude fractional amounts resulting from the subscription ratio from the shareholders' subscription rights and also to exclude subscription rights insofar as is necessary to grant holders of warrant or conversion rights or creditors holding convertible bonds with conversion obligations as owed them had they exercised their warrant or conversion rights or fulfilled their conversion obligations.

cc) Bond conditions

In the event of a bond issue with warrants, each bond is provided with one or more warrants that entitle the holder to subscribe to Continental Aktiengesellschaft shares subject to the terms and conditions of the warrant-linked bond to be established by the Executive Board. The proportion of capital stock represented by the shares that can be acquired per bond must not exceed the nominal value of the respective bond issued. The term of the warrant rights may not exceed twenty years.

In the case of an issue of convertible bonds, bond holders receive the right to exchange their bonds for shares of Continental Aktiengesellschaft subject to the terms and conditions of the convertible bond. The proportion of capital stock represented by the shares to be issued at conversion must not exceed the nominal amount of the convertible bonds. The exchange ratio is the result of dividing the nominal amount of a bond by the established conversion price for a share in Continental Aktiengesellschaft. The exchange ratio can also result from dividing an issue price lower than the nominal value by the established conversion price.

It can be provided that the exchange ratio is variable and the conversion price is to be established within a range to be determined in relation to the development of the share price during the term of the bond. The exchange ratio can in any event be rounded up or down to a whole number; moreover, payment of a cash premium can also be stipulated. Furthermore, fractional amounts may be consolidated and/or settled in cash. Conditions may also specify that the Company transfer treasury stock to those who exercise their conversion right or warrant or, instead of granting shares, pays the equivalent in cash, that, subject to the specific terms and conditions of the bond, corresponds to the average price of the Company's share in Xetra trading (or a comparable successor system) during the last one to ten trading days before the notice to convert or the exercise of the warrants.

The terms and conditions of a convertible bond may also establish a conversion obligation to be fulfilled on or before the expiration of the term of the convertible bond.

dd) Warrant or conversion price

The warrant or conversion price to be established for a share must – even in the case of a variable exchange ratio or conversion price – correspond to either at least 80% of the average of the closing prices of the Company's share of the same class in Xetra trading (or a comparable successor system) on the ten trading days prior to the day the resolution was passed by the Executive Board on the warrant or convertible bond issue or at least to 80% of the average of the closing

price of the Company's share in the same class in Xetra trading (or a comparable successor system) during the days in which the subscription rights are traded on the Frankfurt securities exchange, but not including the two last days the subscription rights are traded.

ee) Protection from dilution

The warrant or conversion price will be reduced, regardless of the minimum issue amount according to section 9, paragraph 1, of the German Stock Corporation Act, based on a dilution protection clause to be determined in more detail in the warrant or convertible bond terms and conditions by paying an appropriate sum in cash when the warrant or conversion rights are exercised or by a decrease in the premium, if the Company increases its capital stock during the warrant or conversion period while granting subscription rights to shareholders or issues additional warrant or convertible bonds or grants other warrant rights and does not allow the holders of warrant or conversion rights subscription rights to the same extent as would accrue to them had they exercised their warrant or conversion rights. Instead of a cash payment or a decrease in the premium, the exchange ratio can also be adjusted by dividing by the reduced conversion price. The conditions may also provide for an adjustment of warrant or conversion rights for occurrences such as capital reductions, transformations or similar measures.

ff) Authorization to establish additional details

The Executive Board is authorized to specify additional details regarding the issue and features of a warrant and/or convertible bond, in particular the interest rate, issue price, term, denomination, warrant or conversion price and the warrant and conversion period or to establish such details in consultation with the Group Company issuing the warrant and/or convertible bonds.

e) Conditional capital

Capital stock shall be conditionally increased by up to €149,000,000.00 by the issue of new shares. The conditional capital increase is designated for granting warrant and conversion rights or establishing conversion obligations for new Company shares to the holders of warrant and/or conversion bonds that have been issued by the Company or one of its direct or indirect majority holding companies according to the authorization granted in paragraph d) above until May 4th, 2011. The new shares will be issued at the warrant or conversion price to be established according to paragraph d) subparagraph dd). The conditional capital increase is only to be executed to the extent warrant or conversion rights to new shares of the Company exercise their warrant of conversion rights or to the extent that holders obligated to convert their bonds fulfill their conversion obligations, provided that new shares are issued to fulfill these rights or obligations according to the terms and conditions of the bond. The new shares shall be entitled to dividends from the beginning of the fiscal year in which they are issued by virtue of the exercise of warrant or conversion

rights or by performance of conversion obligations.

The Executive Board is authorized to establish additional details with respect to the implementation of the conditional capital increase.

The Supervisory Board is authorized to adapt section 4 of the articles to conform to the respective implementation of the capital increase, as well as upon the expiry of the authorization or the expiry of the period that has been specified for the exercise of warrant or conversion rights or fulfillment of the conversion obligations.

f) Modification of articles
In section 4 of the articles a new paragraph 5 that reads as follows will be inserted:

„(5) The capital stock is conditionally increased by up to €149,000,000.00. The conditional capital increase shall be effected only to the extent that the

a) holders of stock warrants or conversion rights related to warrant-linked bonds or convertible bonds to be issued by Continental Aktiengesellschaft or its direct or indirect majority-owned subsidiaries up to May 4th, 2011, make use of their warrant or conversion rights, or that the

b) holders obligated to convert convertible bonds to be issued by Continental Aktiengesellschaft or its direct or indirect majority-owned subsidiaries up to May 4th, 2011, fulfill their conversion obligation.

The new shares shall be entitled to dividends from the beginning of the fiscal year in which they are issued by virtue of the exercise of warrant or conversion rights or by fulfillment of conversion obligations. The Executive Board is authorized, with the consent of the Supervisory Board, to define further details of the increase in conditional capital and its implementation.

The Supervisory Board is authorized to adapt section 4 of the articles to conform to the respective implementation of the capital increase, as well as upon the expiry of the authorization or the expiry of the period that has been specified for the exercise of warrant or conversion rights or fulfillment of conversion obligations."

The Executive Board is directed to submit this resolution for being entered in the commercial register, provided the resolution on modification of the articles under letter c) of this agenda item has been entered in the commercial register.

g) Modification of articles

The current section 4, paragraph 8, of the articles shall become section 4, paragraph 6.

10. Modification of statutes

The „Act on Corporate Integrity and Modernization of Rescission Rights" (UMAG), significant portions of which came into force on November 1st, 2005, sets forth new rules on subjects including the notice period and participation requirements for Annual Shareholders' Meetings. The Company's articles should be adapted to such legis-

lative changes by modifying the articles as recommended below.

The Executive Board and the Supervisory Board propose the following resolution:

a) Section 17, paragraph 1, of the articles will be modified to the following version:

"(1) The Annual Shareholders' Meeting is convened by the Supervisory or the Executive Board. The announcement is to be published in the electronic Federal Gazette at least thirty days prior to the day by which the shareholders must register for the Annual Shareholders' Meeting and must provide evidence of their entitlement to participate and to exercise voting rights."

b) Section 18, paragraphs 1 and 2 of the articles will be modified to read as follows:

"(1) In order to participate in the Annual Shareholders' Meeting, exercise their voting rights and submit motions, shareholders must register with the Company prior to the Annual Shareholders' Meeting and provide evidence that they are entitled to participate in the Annual Shareholders' Meeting and to exercise voting rights. Registration and proof must be received by the Company or an address designated by the Company for this purpose in the convocation notice no later than seven days before the Annual Shareholders' Meeting. If such day is a Saturday or a Sunday or a legal holiday at the Company's registered headquarters, then registration and proof must have been received on the preceding business day.

(2) The evidence of entitlement under paragraph 1 must be provided in text format by a special proof of share ownership prepared in German or in English by the custodian institution. The proof of share ownership must relate to the beginning of the twenty-first day before the Annual Shareholders' Meeting.

(3) Insofar as shares are involved that are not kept in a deposit maintained at a bank at the time indicated in paragraph 2, certification according to paragraph 2 can be provided by the Company, a notary public, a central deposit of securities or a bank within the European Union."

c) Section 18, paragraph 3, of the articles is rescinded; section 18, paragraph 4, of the articles shall become section 18, paragraph 3 (new), of the articles.

11. Modification of articles

UMAG also amended the regulations with regard to the running of the Annual Shareholders' Meeting. The law now provides that the Chairman can be authorized, by the articles or the rules of procedure, to restrict the time available to the shareholders for submitting questions and for speaking, if deemed appropriate.

The Executive Board and the Supervisory Board propose the following resolution:

The following clause 2 will be added to paragraph 3 in section 19:

"He can appropriately limit in time the right of the shareholders to submit questions and to speak."

The new version of section 19, paragraph 3, now reads:

"(3) The Chairman determines the sequence of the items on the agenda, as well as the type, format and sequence of voting procedures. He can appropriately limit in time the right of the shareholders to submit questions and to speak."

12. Modification of articles

In order to enhance the efficiency and lower the costs of securities transactions, shares shall no longer be represented by written instruments and the articles shall be modified accordingly.

The Executive and Supervisory Board recommend:

Section 5, paragraphs 2 to 4, of the articles should be rescinded. The following new paragraph 2 will be inserted in section 5:

"(2) The shareholders' claim to have their shares represented by a written instrument is excluded, unless a written instrument is required by rules that apply at a stock exchange at which the share is admitted for trading. Global certificates may be issued."

Report of the Executive Board to the Annual Shareholders' Meeting with regard to agenda points 6, 8 and 9 concerning the exclusion of subscription rights according to sections 71, paragraph 1, no. 8, 203, paragraph 2, 221, paragraph 4 and section 186, paragraph 4, clause 2 of the German Stock Corporation Act.

a) Re item 6 of the agenda: The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to renew the authorization granted at the past Annual Shareholders' Meeting to acquire treasury stock – said authorization to expire on November 11th, 2006 – for a period of 18 months as permitted by law.

Purchase of shares must be effected exclusively either via the stock exchange or on the basis of a public tender addressed to the shareholders. Compliance with the obligation of equal treatment of all shareholders pursuant to section 71, paragraph 1, no. 8, clauses 3 and 4 of the German Stock Corporation Act is thus assured. By limiting the authorization to the theoretical par value share in capital stock up to the amount of €37,341,363.20, the proposal complies with the statutory upper limit for an authorization, which is equal to 10% of total capital stock. This maximum amount shall be reduced by the amount of capital stock represented in the aggregate by shares which may in the future be issued using authorized capital in the context of cash contributions and without granting shareholders subscription rights to those newly issued shares or which can or must be subscribed to by holders

of warrant-linked bonds or convertible bonds, provided that such warrant-linked bonds or convertible bonds have been issued without granting shareholders a subscription right. This is to ensure that all authorizations to exclude shareholder subscription rights on the basis of Section 186 paragraph 4, sentence 3 of the German Stock Corporation Act taken together are subject to one limit of 10% of the capital stock of the Company in the aggregate. Accordingly, the proposal for authorized capital (TOP 8) and the proposal for authorization to issue warrant-linked bonds and convertible bonds (TOP 9) each contain similar limitations.

The Company shall be authorized to sell treasury stock to third parties against cash consideration without having to offer them via the stock exchange or to all shareholders by public tender. This option serves the Company's interest, for example, to sell treasury stock to institutional investors or to be able to attract other new domestic or foreign shareholder groups. The use of treasury stock to introduce the shares on stock exchanges on which they were not previously traded also serves this interest. At the moment the Company is not pursuing any specific plans for such a stock exchange admission. It should, however, be capable at all times of taking and executing such a decision. The possibility of the subscription right exclusion enables the administration to quickly and flexibly exploit opportunities that may arise in a targeted and cost-efficient fashion. Financial interests of the shareholders are preserved in that the sale – in compliance with section 186, paragraph 3, clause 4, of the German Stock Corpo-

ration Act – may be effected only at a price not significantly below the stock exchange price. The authorization thus allows a maximum discount of 5% on the average closing prices of Continental-shares in Xetra trading (or a comparable successor system) during the last five trading days prior to conclusion of the agreement on the sale of the shares.

The proposed authorization also provides for use of the acquired shares as consideration in conjunction with company mergers and direct or indirect acquisition of companies or holdings. The Company is thus also provided with the option of using treasury stock as consideration for non-cash contributions made by a seller, in other words, to use said shares as "acquisition currency". It is in the interest of the Company and its shareholders to always have treasury stock available as consideration for the acquisition of companies or holdings, so as to be able to swiftly and flexibly use them for an acquisition if necessary. The advantage that use of treasury stock has over a capital increase against non-cash contributions is that the treasury stock can be procured more quickly and easily without having to increase capital stock. Using treasury stock in such a manner implies that they cannot be sold to shareholders. The proposed exclusion of shareholder subscription rights in such cases is thus required. In the interest of the shareholders and of the Company the Executive Board will endeavor to obtain the best possible price per share to be credited against the purchase price of the acquisition object; the Board will give due consideration to the stock market price of Continental's share at the time treasury stock is sold.

The proposed resolution is furthermore designed to ensure that the Company's treasury stock can also be used to honor subscription rights granted under the 1999 stock option plan and the 2004 stock option plan. The proposed exclusion of subscription rights is necessary to achieve this purpose. The key points of the 1999 and 2004 stock option plans may be inspected at the business premises of Continental AG in Hanover during normal working hours up to the day of the Annual Shareholders' Meeting. They are also available at the Continental web-site, www.conti-online.com under the Annual Shareholders' Meeting link. They will also be available for review during the Annual Shareholders' Meeting.

Finally, paragraph h) ensures that the authorization to dispose of treasury stock shall remain in force as long as and insofar as shares acquired on the basis of the acquisition authorization proposed in paragraph a) are still held by the Company. Unlike the acquisition authorization, the authorization for use does not expire on a specific date, but as a consequence of its exercise and via sale of the shares on the stock market or on the basis of a public tender offer to the shareholders.

b) Re item 8 of the agenda: Rescission of the current authorization to increase the Company's capital stock with the consent of the Supervisory Board and the simultaneous establishment of a new authorization (authorized capital 2006) will provide the administration with the capability of adapting the Company's capital base to requirements over the next five years. At the moment

there are no specific plans to use this authorization.

aa) When using this authorization to issue new shares against cash contributions, the shareholders shall in principle be granted subscription rights. The authorization of the Executive Board to exclude any fractional amounts from the subscription rights allows a practical subscription rights ratio to be established in relation to the amount of the respective capital increase. The authorization to exclude subscription rights for the purpose of granting subscription rights to holders or creditors of conversion or warrant rights or conversion obligations arising from convertible bonds and warrant-linked bonds respectively is both necessary and appropriate in order to afford them protection from dilution of their rights as is the case with shareholders. In order to guarantee dilution protection in participating in the issue of new shares, it is necessary to exclude the shareholders' subscription rights to the extent required to allow holders of conversion or warrant rights or conversion obligations subscription rights to the bond in such a manner as would accrue to them after exercising the conversion/ warrant rights or fulfilling the conversion obligations, respectively. The possibility of excluding subscription rights in favor of the holders of conversion or warrant rights and/or parties with conversion obligations also offers the advantage that, if the terms and conditions of convertible bond or the warrant-linked bond so provide, the conversion or warrant price stipulated in the convertible bonds and warrant-linked bonds either already issued or still to be issued need not be reduced.

bb) The additionally proposed authorization to exclude shareholders' subscription rights when issuing new shares against cash contributions for a partial amount of authorized capital not exceeding 10% of capital stock at the time the authorization is first exercised, provided the issue price is not significantly less than the applicable stock exchange price is based on section 186, paragraph 3, clause 4, of the German Stock Corporation Act. The limitations for utilizing this authorization ensure that the scope of protection afforded by subscription rights, i.e. safeguarding the shareholders from a loss of influence and a dilution of value, remains unaffected. The influence of shareholders excluded from the subscription can be assured by subsequent purchase of shares on the stock exchange. The restriction of the subscription rights exclusion to a capital increase that does not exceed 10% of capital stock at the time the authorization is first exercised guarantees that, given the large market in Continental AG shares, such a subsequent purchase on the stock exchange can actually take place. A capital increase free of subscription rights provides the Company with the greatest possible level of raised capital and optimum proceeds. It is therefore in the interest of both the Company and its shareholders. An additional protection for shareholders from loss of influence and value dilution is afforded by the fact that the authorization to exclude subscription in case of a capital increase against cash contributions is to be reduced by the aggregate amount of capital stock represented by shares acquired by the Company based on the Annual Shareholders' Meeting authorization pursuant to

section 71, paragraph 1, no. 8 of the German Stock Corporation Act and sold to third parties for cash, without offering shareholders subscriptions to these shares, and by shares which can or must be subscribed to by holders of warrant-linked bonds or convertible bonds that are issued without subscription rights being granted to the shareholders.

cc) The Company intends to maintain and expand its activities in the German and international markets not only by means of internal growth, but also by acquiring or investing in other companies. The Company should therefore be in the position to acquire companies and holdings in companies as appropriate both domestically and abroad as part of its acquisition strategy, not simply in the customary way of paying a cash purchase price, but also by offering Continental Aktiengesellschaft shares as non-cash consideration. Experience shows that sellers of companies or holdings in companies also consider the acceptance of shares of the acquiring company as consideration. In order to be able to acquire such companies or holdings in companies, the Company must have the ability to increase capital stock against non-cash contributions while excluding subscription rights. Since any capital increase in the case of acquisition opportunities that arise must occur swiftly due to generally anticipated competition from other parties interested in the acquisition, the creation of authorized capital is required in order to issue the requisite shares timely.

The Executive Board will review carefully in each individual case whether to make use of the authorization to increase capital while excluding subscription rights should the opportunity to acquire companies or holdings in companies arise and will also carefully consider whether the shares to be transferred as consideration should be made available by means of a capital increase and/or purchase and sale of treasury stock. The Executive Board will only exclude shareholders' subscription rights, if an acquisition by issuing shares of the Company is considered to be in the best interest of the Company. The Executive Board will report on details with respect to utilization of authorized capital subsequent to such acquisition in which newly issued shares of the Company have been used as consideration.

c) Re item 9 of the agenda: Conditional capital as established in section 4, paragraph 2 and 3, of the articles is now obsolete and can be eliminated. Conditional capital according to section 4, paragraph 6, of the statutes can be rescinded in the amount of €108,100,000.00, since an issue of conversion or warrant rights is not planned prior to the expiry of the underlying authorization on May 22nd, 2006. An amount of €31.9 million must, however, remain in order to fulfill conversion and warrant rights already issued or still to be issued.

Together with conditional capital established in connection with the 2004 stock option plan in section 4, paragraph 8, of the current articles and the conditional capital required for fulfillment of subscription rights granted, but not yet

exercised, on the basis of the 1999 stock option plan, conditional capital of just €37.7 million remains after the proposed partial rescission of conditional capital in section 4, paragraph 6.

If the conditional capital proposed for resolution in the amount of €149 million goes into effect, outstanding conditional capital will total just € 186.7 million. The Company's current capital stock is €373,413,655.00.

The authorization proposed should enable the Company to issue bonds with favorable terms particularly suited to the demands of the capital markets. German or international capital markets shall be utilized depending on the market situation by the Company or by a subsidiary of the Company, in such case under Continental's guarantee. Therefore, it should be permissible to issue bonds in the legal currency of any OECD country as well as in Euro. No statement can be made at this point about the timing and scope of a potential utilization of this authorization.

Shareholders should in principle have subscription rights in the event of a bond issue. Such rights can, however, be excluded to the extent that warrant or conversion rights are granted over Continental AG shares which represent an aggregate theoretical par value not exceeding 10% of the Company's currently existing capital stock. The possibility to exclude subscription rights gives the Company the necessary flexibility to benefit from favorable capital market situations swiftly. According to section 221, paragraph 4, clause 2 of the German Stock Corpo-

ration Act, Section 186, paragraph 3, clause 4, of said Act applies to the exclusion of subscription rights; these stipulations require the establishment of an issue price not significantly less than the price on the stock exchange. The authorization therefore stipulates that the issue price must not fall significantly short of the theoretical market value of the bond as determined according to accepted financial methods. In order to meet this requirement also when issuing warrant-linked bonds or convertible bonds the Executive Board will obtain the expert advice of an independent, recognized investment bank or auditing firm with respect to the theoretical market value of the bond to be issued. This addresses the shareholders' need for protection from dilution of their shareholdings.

To ensure that the privileged subscription rights exclusion pursuant to section 186, paragraph 3, clause 4, of the German Stock Corporation Act remains limited to 10% of the Company's capital stock the resolution proposal includes two stipulations with regard to offsets in order to protect the shareholders' financial interests: On the one hand capital increases shall be offset, to the extent that use has been made of the proposed authorization under item 8 of the agenda to exclude subscription rights in utilizing authorized capital according to section 4, paragraph 3, c) (new) of the articles (Authorized Capital 2006). On the other hand sales of treasury stock should be offset, to the extent that the Company has acquired such stock based on the Annual Shareholders' Meeting authorization according to section 71, paragraph 1, no. 8, of the German

Stock Corporation Act and sold it to third parties for cash, without offering it for sale to shareholders, unless the sale took place via the stock exchange, a public tender offer to shareholders or to fulfill subscription rights under the 1999 or 2004 stock option plans.

Moreover, the proposed authorization allows for the exclusion of subscription rights for fractional amounts in order to utilize the authorization for whole amounts and thereby facilitate the capital measure process. The proposed exclusion of subscription rights in favor of holders of warrant or conversion rights or convertible bonds with conversion obligations provides the advantage that, in case of the utilization of the authorization, the warrant or conversion price for the holders of already existing warrant or conversion rights or convertible bonds with conversion obligations does not need to be reduced or the exchange ratio be adjusted.

Note regarding documents open to inspection

The documents mentioned under agenda item 1, as well as key points of the 1999 and 2004 stock option plans are available at the Company's business premises at

30165 Hannover, Vahrenwalder Straße 9,

for review by the shareholders and can be downloaded from www.conti-online.com. They may be sent to shareholders at no charge upon request.

Participation in the Annual Shareholders' Meeting

Requirements for the entitlement to participate in Annual Shareholders' Meetings and to exercise voting rights have altered since the „Act on Corporate Integrity and Modernization of Rescission Rights" (UMAG) came into force on November 1st, 2005. Until the Company's statutes are amended to reflect UMAG, the previous statutory provisions according to the more precise UMAG requirements apply in addition to new legislation. This implies that our shareholders can safeguard their entitlement to participate in the Annual Shareholder's Meeting on May 5th, 2006, and to exercise their voting rights in two ways. It is sufficient to fulfill the requirements of only one of the two alternatives below to assure entitlement to participation and exercise of voting rights.

Entitlement to participate by providing evidence of share ownership

Those shareholders who have submitted to the Company proof of share ownership prepared by the custodian institution in text format (section 126b of the German Civil Code) are also entitled to participate in the Annual Shareholder's Meeting and to exercise voting rights. This proof must be received by the Company at the venue indicated below and the address provided no later than 24.00, April 28th, 2006:

Continental AG
c/o Deutsche Bank AG
General Meetings
Postfach
60272 Frankfurt/Main

Share ownership at the beginning of April 14th, 2006, at 00:00 must be clear from the proof. Once proof of share ownership has been received by the Company, shareholders are sent admission tickets for the Annual Shareholders' Meeting. We request shareholders to ensure that their proof of ownership is dispatched on a timely basis to the Company in order to ensure punctual receipt of admission tickets.

Entitlement to participate by deposit

Those shareholders who have deposited their shares at our Company's cashier office in Hanover during customary office hours, with a German notary public, at a bank for the central deposit of securities, at one of the banks listed below or one of their branches in Germany are entitled to participate in the Annual Shareholders' Meeting and to exercise their voting rights.

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
BHF-Bank AG
Commerzbank AG
Dresdner Bank AG
Norddeutsche Landesbank Girozentrale

UMAG provides for a statutory transitional provision with respect to deposit that stipulates that such deposit should have occurred by the beginning of the twenty-first day before the day of the Annual Shareholders' Meeting. Deposit must accordingly occur on **April 14th, 2006, 00.00** at the latest.

Proxy

Shareholders who do not wish to personally attend the Annual Shareholders' Meeting can exercise their voting right by proxy, e.g. through a bank or shareholder association.

We offer our shareholders the option of authorizing – even prior to the Annual Shareholders' Meeting – proxies appointed by the Company and bound to vote as instructed. Shareholders wishing to avail themselves of this service must be in possession of an admission ticket to the Annual Shareholders' Meeting. To ensure that the admission ticket is received on time, it should be ordered as early as possible at the depositary bank.

The powers of attorney for the proxies appointed by the Company can be issued in writing or electronically via the Internet. In either case they must contain instructions on how to exercise the voting right. The power of attorney is not valid without these instructions. The proxies are obligated to vote as instructed. Further details on the issue of power of attorney and instruction, particularly electronically, will be sent to the shareholders by their depositary bank together with the admission ticket to the Annual Shareholders' Meeting. Details can also be viewed on the Company's Website at www.conti-online.com.

Motions or nominations by shareholders according to sections 126 and 127 of the German Stock Corporation Act

Counter motions regarding a specific item on the agenda put forth by the Executive Board or the Supervisory Board under section 126 or a nomination under section 127 of the German Stock Corporation Act are to be directed solely to:

Continental AG
Abteilung Hauptversammlung
Vahrenwalder Strasse 9
30165 Hanover

Fax: +49 (0)511 938-1040
E-mail: hv@conti.de

All counter motions or nominations from shareholders which are to be made available will be published on the Website www.conti-online.com under the Annual Shareholders' Meeting link immediately upon receipt, provided they have been dispatched to one of the addresses cited above no later than two weeks prior to the Annual Shareholders' Meeting. Motions sent to other addresses will not be considered. Any comments from the administration will also be posted on the website indicated.

Hanover, March 2006

Continental Aktiengesellschaft
The Executive Board

Continental Aktiengesellschaft,
P.O. Box 169, 30001 Hanover, Germany
Vahrenwalder Straße 9, 30165 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770,
mailservice@conti.de, www.conti-online.com

Continental is an Official Partner of
the 2006 FIFA World Cup Germany™.

FIFA WORLD CUP
GERMANY
2006

Continental